NO ACT

PE 12-14-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005631

January 18, 2011

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-18-11

Re: General Electric Company
Incoming letter dated December 14, 2010

Dear Mr. Mueller:

This is in response to your letters dated December 14, 2010 and January 6, 2011 concerning the shareholder proposal submitted to GE by Julia Randall. We also have received a letter on the proponent's behalf dated December 20, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

January 18, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 14, 2010

The proposal requests that the board issue an annual report to shareholders disclosing the number and species of all animals used in-house and at contract research laboratories, the number and species used for explicitly required tests, the number and species used in basic research and development, and the company's plans to reduce and phase out animal testing wherever possible.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal and supporting statement, when read together, are so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(6). We are unable to conclude that GE would lack the power or authority to implement the proposal. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Reid S. Hooper
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct 202.955.8671
Fax 202.530.9569
RMueller@gibsondunn.com

Client C 32016-00092

January 6, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Julia Randall
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

On December 14, 2010, we submitted a letter (the "No-Action Request") on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("the Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Julia Randall (the "Proponent") requesting a report regarding the use of animals.

The No-Action Request indicated our belief that the Proposal could be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

On December 20, 2010, the Proponent submitted a letter to the Staff responding to the No-Action Request (the "Response Letter"). A copy of the Response Letter is attached hereto as Exhibit A. This letter responds to the Response Letter.

A. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

As stated in the No-Action Request, the Proposal is vague and indefinite in two respects. First, the Proposal does not limit or define the scope of the requested report to activities undertaken by the Company, and thus it is unclear whether the requested report is to cover activities of the Company only or activities of all companies, regardless of their relationship with the Company. For example, as described in the No-Action Request, a product manufactured by the Company, the eXplore CT 120 pre-clinical x-ray CT scanner, is (as described on the Company's website as noted in Note 3 to the No-Action Request) designed specifically for use with "small animals such as mice and rats" and is sold and leased by the Company to universities and other entities for those entities' research and development efforts. It is unclear whether the Proposal would require reporting by the Company of animals used by those entities that use Company products,[1] and whether the requested report must also address animal use by entities with which the Company has no dealings.

Second, the Proposal does not define or clarify the critical term "the use of animals," and thus again leaves the scope of what is being requested vague and indefinite. Even very sophisticated and perhaps passionate supporters of the Proponent's cause would not be able to know whether the scope of the Proposal's reference to "all animals used" is intended to address "uses of animals" such as those uses highlighted on the "Issues" page of PETA's website.[2] The Response Letter dismisses this second issue, stating "[t]he use of animals at every juncture is cast in terms of those used in research and development and regulatory testing."

The language of the Proposal is not cast at every juncture in terms of animal use by the Company for research and development and regulatory testing. The Proposal has four prongs:

- "the number and species of all animals used in-house and at contract research laboratories;"
- "the number and species used for explicitly required tests;"
- "the number and species used in basic research and development; and"
- "the Company's plans to reduce and phase out animal testing wherever possible."

The Response Letter states that "[t]he resolution specifically relates to animals used by GE in its own laboratories (i.e. 'in house') and at laboratories with which it contracts (i.e. 'contract research laboratories') for the purposes of conducting research, development, and/or regulatory testing." This sentence does not accurately describe any aspect of the Proposal.

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[1] For example, would the fourth prong of the requested report, regarding plans to reduce and phase out animal testing "wherever possible" require the Company to address efforts to reduce the use of this product?

[2] As noted in the No-Action Request, PETA's website page titled "Issues" has different sections addressing "Animals Used For Food," "Animals Used For Clothing," "Animals Used For Experimentation" and "Animals Used For Entertainment." *See* Exhibit B to the No-Action Request.

Nowhere does the Proposal text (or the supporting statements) limit the scope of the requested report to the use of animals "by GE" and at laboratories "with which it contracts." While one prong of the report requested in the Proposal addresses animals "used for explicitly required tests" and another prong addresses animals "used in basic research and development," the Response Letter ignores the first prong of the requested report, which refers to "all animals used" and does not have any limitation on the nature of such use. The Response Letter would treat that prong as redundant and meaningless. While it is clear that the Proposal encompasses reporting on use by the Company of animal testing that it conducts for research, development and regulatory testing, the language of the Proposal indicates that it is not limited to just that. *See AT&T Inc.* (avail. Feb. 16, 2010) (recon. denied Mar. 2, 2010) (concurring with the exclusion of a proposal requesting a report on payments used for political contributions and "grassroots lobbying communications" under Rule 14a-8(i)(3), where the scope of "grassroots lobbying" was vague and not defined). The fact that the Response Letter must add words to some aspects of the Proposal and ignore or reinterpret other aspects in order to explain what the Proposal is intended to address demonstrates that the Proposal is vague and indefinite.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because It Calls For A Report That Is Beyond The Company's Power To Implement.

The Response Letter misconstrues and mischaracterizes the reason why the Proposal is beyond the Company's power to implement, and thus may be excluded under Rule 14a-8(i)(6). As discussed above, because the scope of the report requested in the Proposal is not limited to animals used by the Company in its own laboratories and at laboratories with which it contracts for the purposes of conducting research, development, and/or regulatory testing, the Proposal would require the Company to report on the activities of persons with which it might have limited contacts (such as animal use performed for unrelated entities at laboratories with which the Company contracts, and use by customers of the Company's CT scanners that are specifically designed for research use with "small animals such as mice and rats") and by entities with which the Company has no contacts. Because the Company is not in a position to obtain information on the activities of third parties, the Proposal is beyond its power to implement, and therefore may be excluded under Rule 14a-8(i)(6). *See Ford Motor Co.* (avail. Mar. 9, 1990) (concurring that a proposal could be omitted under Rule 14a-8(c)(6) because the proposal "relate[d] to the activities of companies other than the [c]ompany [to whom the proposal was submitted] and over whom the [c]ompany ha[d] no control").

CONCLUSION

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We appreciate the opportunity to respond to the Response Letter.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Counsel, Corporate & Securities, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Lori Zyskowski, General Electric Company
Julia Randall
Susan L. Hall

GIBSON DUNN

Exhibit A



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

December 20, 2010

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Via e-mail: shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by Julia Randall for Inclusion in the 2011 Proxy Statement of General Electric Company

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 14, 2010 submitted to the Staff by General Electric Company ("GE" or "the company"). The company seeks to exclude a shareholder proposal submitted by Julia Randall, a long-time supporter of PETA. The undersigned has been designated as Ms. Randall's authorized representative.

The proposal under review is as follows:

> **RESOLVED**, to promote transparency and minimize the use of animals, the Board is requested to issue an annual report to shareholders disclosing the number and species of all animals used in-house and at contract research laboratories; the number and species used for explicitly required tests; the number and species used in basic research and development; and the Company's plans to reduce and phase out animal testing wherever possible.

GE takes the position that the proposal is vague and indefinite so as to be inherently misleading, and that the company lacks the power or authority to implement it.

For the reasons that follow, the proponent requests that the Staff recommend enforcement action if the proposal is omitted from the proxy materials.

I. The Proposal Is Neither Vague Nor Indefinite.

Staff Legal Bulletin No. 14B (Sept. 15, 2004) addresses specifically the scope and application of Rule 14a-8(i)(3). With respect to claims of vagueness, the Staff stated that in the following circumstance, a proposal might be omitted:

> [T]he resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or

measures the proposal requires -- this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

GE contends that the proposal is vague because "nothing... restricts the scope of the requested report to the use of animals by the Company, and nothing ... defines or limits the term "use of animals." (No Action Ltr. p. 3.)

The utter absurdity of the company's position would not be lost on a second grader. To suggest that a product sold by GE – namely the CT scanner that can be used with small animals – falls within the ambit of the resolution is pure sophistry. The resolution specifically relates to animals used by GE in its own laboratories (i.e. "in-house") and at laboratories with which it contracts (i.e. "contract research laboratories") for the purposes of conducting research, development, and/or regulatory testing.

Similarly, the term "use of animals" is informed by the text of the proposal and the supporting statement. As specifically described in the resolution the use of animals relates to those "used for explicitly required tests" and those "used in basic research and development." Surely GE knows what required tests are (i.e., those required by the FDA for example) and what research and development it engages in.

In the Supporting Statement, each reference to the use of animals is further delineated to make clear what use is involved: All of those references are quoted below:

- Paragraph 1: "*Renewing Responsibilities* contains no information concerning the Company's accomplishments in the reduction and replacement of ***animals used for research and regulatory testing...***"
- Paragraph 2: "***Animals used in laboratory experiments*** experience pain, fear and stress."
- Paragraph 3: "Our Company has an ethical and fiscal obligation to ensure that a minimum number of ***animals are used ... in the development of products.***

It is hard to take GE seriously when it declares that "chickens used in a cooking show..." and "horses used in filming a movie" would fall within the purview of the resolution. (No Action Ltr. p. 5-6.) If the resolution asked for the "number of animals used by the company," then the chicken pot pies served in the company's cafeteria and the number of leather couches in the lounge might be fair game. But for GE and its sophisticated counsel to pretend that "use of animals" can be taken out of context and ascribed so sweeping a scope as to include horses used in a film, is nothing short of a clever (or not) lawyer trick. The use of animals at every juncture is cast in terms of those used in research and development and regulatory testing.

II. If GE Doesn't Know How Many Animals It Uses in Testing, How Can Its Commitment to the 3Rs Be Measured?

The company's second position is that the requested report "would require the Company to undertake a large-scale research project of apparent world-wide dimensions to indentify all animals used in animal testing ..." (No Action Ltr. p. 6.) This is not a claim of inability to implement the resolution so much as it is an assertion that GE is disinclined to do so. The use of animals in research and development and product testing raises serious moral and ethical considerations. To take the position that reporting to shareholders on the use of animals in testing is too big a headache for the company, is contrary to GE's own animal ethics policy.

The company's policy on the use of animals in research is as follows:

> **Ethical Use of Animals in Medical Research**
>
> GE works with a limited number of animals in the discovery and development of novel diagnostic products used in the identification and detection of disease. GE is committed to using the fewest number of animals that will provide scientifically sound data to ensure the safety and efficacy of products and therapies. GE also is committed to providing exemplary care in accordance with best practices for the care and welfare of laboratory animals. GE adheres to the "Three R's" through which the use of animals is Reduced, Refined and Replaced. This principle forms part of the strict regulatory regime controlling the use of animal studies in medicine.[1]

In light of GE's commitment to "using the fewest number of animals" possible, issuing a report to shareholders on the use of animals in research, development and regulatory testing, would enshroud the words with measurable meaning.

Conclusion

For the foregoing reasons, we respectfully request that the Staff advise GE that it will recommend enforcement action if the company fails to include the Randall proposal in its 2011 Proxy Statement. Please feel free to contact me if you have any questions or require further information. I can be reached directly at 202-641-0999 or shall3450@gmail.com.

Very truly yours,



Susan L. Hall
Counsel

SLH/pc

cc: Ronald O. Mueller (via email at RMueller@gibsondunn.com)
Stephanie Corrigan (via email at StephanieC@peta.org)
Julia B. Randall (*** FISMA & OMB Memorandum M-07-16 ***

[1] http://www.ge.com/citizenship/our-priorities/our-products-services/product-services-issues/

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

December 14, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Julia Randall
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Julia Randall (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states: "to promote transparency and minimize the use of animals, the Board is requested to issue an annual report to shareholders disclosing the number and species of all animals used in-house and at contract research laboratories; the number and species used for explicitly required tests; the number and species used in basic research and development; and the Company's plans to reduce and phase out animal testing wherever possible." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

BACKGROUND

The Company is one of the largest and most diversified technology, media, and financial services corporations in the world, with products and services that include medical imaging and medical devices as well as healthcare financing businesses. As such, the Company's business implicates the "use of animals" in numerous ways. As noted in a report cited in the Proposal, one aspect is that GE Healthcare has two business divisions that are involved in the use of a limited number of animals in the development of medical products, which research is predominantly conducted in conjunction with the Medical Diagnostics and Discovery Systems units of GE Healthcare Bio-Sciences.[1] As well, as part of its business, GE Healthcare has developed a number of products and technologies that can help reduce the number of animals used in research. Examples of these include gene chip microarrays developed for toxicology studies and the IN Cell Analyzer for studying the impact of new drugs on living cells in real-time.[2] As well, the Company manufactures medical imaging devices that can be used with small animals. For example, the Company's eXplore CT 120 pre-clinical x-ray CT scanner is a small animal scanner designed for high quality scanning

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[1] GE 2010 Citizenship Report: Our Priorities; Our Products and Services; Care and Ethical Use of Animals in Medical Research, at http://www.ge.com/citizenship/our-priorities/our-products-services/product-services-issues/

[2] *Id.*

for the widest variety of applications. It is designed to visualize, quantify, and characterize anatomical parameters in small animals.[3]

The Proposal calls for a report that would include specified information on "all animals used in-house and at contract research laboratories" as well as "the Company's plans to reduce and phase out animal testing wherever possible." As discussed below, nothing in the text of the Proposal or supporting statements restricts the scope of the requested report to the use of animals by the Company, and nothing in the Proposal or supporting statements defines or limits the term "use of animals." Accordingly, the Proposal is excludable because it is vague and indefinite so as to be inherently misleading and is beyond the Company's power to implement.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

A. Background

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareowner proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

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[3] *See the description on the Company's website at:* https://www2.gehealthcare.com/portal/site/usen/menuitem.e8b305b80b84c1b4d6354a1074c84130/?vgnextoid=f5e1fb5498e50210VgnVCM10000024dd1403RCRD&vgnextfmt=default&productid=e5e1fb5498e50210VgnVCM10000024dd1403

In this regard, the Staff has concurred with the exclusion of a variety of shareowner proposals with vague terms or references, including proposals requesting reports on various topics. *See AT&T Inc.* (avail. Feb. 16, 2010) (concurring with the exclusion of a proposal requesting a report on payments used for "grassroots lobbying communications" under Rule 14a-8(i)(3), as vague and indefinite); *Bank of America Corp.* (avail. Jun. 18, 2007) (concurring with the exclusion of a report "concerning the thinking of the Directors concerning representative payees" as vague and indefinite under rule 14a-8(i)(3)); *Wm. Wrigley Jr. Co.* (avail. Nov. 18, 1998) (proposal for an "Employee's Charter" to be prepared and included in the annual report excludable under Rule 14a-8(i)(3)).

Moreover, the Staff has on numerous occasions concurred that a shareowner proposal was sufficiently misleading so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'").

Under these standards, the Proposal is so vague and indefinite as to be misleading and therefore is excludable under Rule 14a-8(i)(3) for the reasons discussed below.

B. Analysis

As noted above, key aspects of the Proposal are vague or undefined, such that shareowners voting on the Proposal would not be able to determine what actions the Proposal would require, and any action taken by the Company could be significantly different from those envisioned by shareowners.

First, the Proposal does not limit the scope of the report to activities undertaken by the Company. Although the Proposal has language referring to "animals used in-house and at contract research laboratories," the term "in-house" is not unique or limited to the Company; many companies that "use animals" in various ways do so "in-house." The supporting statements to the Proposal do not contain any language restricting the scope of the requested report, and instead have language suggesting that the scope of the requested report could be broad. For example, the supporting statements note that other international companies disclose animal use numbers, which could be understood to mean that the Company is to collect and aggregate such information in the requested report. As well, the supporting statements suggest that one reason for the requested report is to address possible animal abuse at contract research laboratories used by accredited institutions or other entities.[4] Similarly, the Proposal's reference to "the Company's plans to reduce and phase out animal testing wherever possible" (emphasis added) encompasses the Company's plans to develop products and technologies that can help other companies reduce the number of animals that those other companies use in research.

Likewise, the Proposal's references to "the use of animals" is vague. While the supporting statements contain some references to "animal testing," the text of the Proposal itself speaks broadly of "animal use,"[5] so that it is unclear what all types of "uses" are to be addressed in the report. The many different meanings that the phrase "use of animals" has are demonstrated by the website maintained by People for the Ethical Treatment of Animals ("PETA").[6] PETA's website page labeled "Issues" has different sections addressing "Animals Used For Food," "Animals Used For Clothing," "Animals Used For Experimentation" and "Animals Used For Entertainment."[7] Together, the lack of clarity in the Proposal over whose "use" of animals is to be addressed in the requested report and what types of "use" are to be encompassed leave fundamental aspects of the Proposal vague and ambiguous. For example, the Proposal could encompass animals that are "used in-house" in the Company's NBC Universal business, whether they be horses used in filming a movie or

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[4] For example, note 5 to the supporting statements states, "No undercover investigation has been undertaken at a GE facility though recent atrocities uncovered in a contract testing laboratory can be viewed" at a specified website.

[5] The only reference in the Proposal itself to "animal testing" is the above-quoted sentence regarding "the Company's plans to reduce and phase out animal testing wherever possible."

[6] In this regard, it is worth noting that the Proposal was submitted on behalf of the Proponent by PETA.

[7] http://www.peta.org/issues/default.aspx. A copy of this page is attached as Exhibit B to this letter.

chickens used in a cooking show.[8] Likewise, the Proposal would require the report to include (but not be limited to) information on how many animals have been scanned by Company customers who purchased its eXplore CT 120 pre-clinical x-ray CT scanner described above, whether those scans were performed by a customer "in-house" or at a contract research laboratory in which the customer participates, and whether the scan was performed for "explicitly required tests" or for "basic research and development."

As with the *Bank of America Corp.* and *Wm. Wrigley Jr. Co.* no-action precedent cited above, here the Proposal has broad terms that are not defined or clarified in the Proposal but that are fundamental to understanding what action the Proposal requests. *Cf. AT&T Inc.* (avail. Feb. 16, 2010); *Ryland Group Inc.* (avail. Jan. 19, 2005); *Wal-Mart Stores, Inc.* (avail. Apr. 2, 2001) (each concurring with the exclusion under Rule 14a-8(i)(3) of proposals that requested a report based on certain standards or terms that were not defined in the proposal). Under these precedents, because neither shareowners nor the Company would know the scope of action being requested by the Proposal and the Company thus would not be able to determine how to implement the Proposal, it is excludable under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because It Calls For A Report That Is Beyond The Company's Power To Implement.

A company may exclude a proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." The Proposal requests a wide-ranging report on the number and species of "all animals used." The Proponent's requested report would require the Company to undertake a large-scale research project of apparent world-wide dimensions to identify all animals used in animal testing, regardless of whether those animals were used by the Company or by other persons or entities. The scope of coverage of the requested report is so broad and would encompass so many different entities and persons around the world that the Company would not be able to conclude with certainty that it had ever fulfilled the mandate set forth in the Proposal. Accordingly, we believe that the Proposal is excludable under Rule 14a-8(i)(6) because the Company lacks the power to identify the number and species of all animals used that would be necessary to prepare the requested report and implement the Proposal.

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[8] GE and Comcast have signed a definitive agreement to form a joint venture creating a new entertainment company that will be 51 percent owned by Comcast, 49 percent owned by GE, and managed by Comcast.

The Staff has frequently concurred that a proposal is excludable under Rule 14a-8(i)(6) when implementation of the proposal depends on the actions of other companies, *see Beckman Coulter, Inc.* (avail. Dec. 23, 2008) (staff concurred in exclusion under Rule 14a-8(i)(6) of proposal requesting implementation of compensation reforms at a different company over which the issuer had no direct or indirect control); *Ford Motor Co.* (avail. Mar. 9, 1990) (concurring that a proposal prohibiting the employers of any of the company's directors from engaging in index stock arbitrage transactions for their own accounts or for the accounts of their customers could be omitted under Rule 14a-8(c)(6) because the proposal "relate[d] to the activities of companies other than the [c]ompany [to whom the proposal was submitted] and over whom the [c]ompany ha[d] no control"), or to conduct of an entire industry, and thus was beyond the power of any one company to implement, *see RJR Nabisco Holdings Corp.* (avail. Feb. 25, 1998); *Philip Morris Companies, Inc.* (avail. Feb. 25, 1998) (each requesting that the company tie compensation to achievement of certain industry-wide goals). Here, although the supporting statements indicate that some multi-national companies disclose information that would be covered in the report requested by the Proposal, as discussed above, the Company is not able to gather and report information on "all animals used in-house and at contract research laboratories."

Further, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(6) explaining that "a matter may be considered beyond a registrant's power to effectuate where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken." *International Business Machines Corporation* (avail. Jan. 14, 1992). Just as in the foregoing situations, the Proposal here is so vague and expansive in the scope of the report that it requests the Company to prepare that it is beyond its power to implement, and therefore the Proposal is excludable under Rule 14a-8(i)(6).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Corporate & Securities Counsel, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Lori Zyskowski, General Electric Company
Julia Randall
Susan L. Hall

Exhibit A

Julia B. Randall

*** FISMA & OMB Memorandum M-07-16 ***

October 28, 2010

RECEIVED

OCT 2 9 2010

B. B. DENNISTON III

Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Re: Shareholder Resolution for Inclusion in the 2011 Proxy Materials

Dear Mr. Denniston:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for General Electric Company's 2011 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2011 annual meeting of shareholders.

Please communicate with my authorized representative Susan L. Hall, Esq. if you need any further information. Ms. Hall can be reached at Susan L. Hall, c/o Stephanie Corrigan, 2898 Rowena Ave. Suite 103, Los Angeles, CA 90039, by telephone at (202) 641-0999, or by e-mail at SHall3450@gmail.com.

Very truly yours,



Julia Randall

Enclosures

cc: Susan L. Hall, Esq.

18310 Montgomery Village Avenue
Suite 740
Gaithersburg, MD 20879
tel 301-556-2300
toll free 800-624-0673
fax 301-948-9578
www.smithbarney.com

MorganStanley
SmithBarney

October 28, 2010

Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Re: Shareholder Resolution for Inclusion in the 2011 Proxy Materials

Dear Mr. Denniston:

This firm holds 1090 shares of General Electric Company common stock on behalf of our client, Julia Randall. Ms. Randall acquired these shares on 4/6/2005 and has held them continuously for a period of one year prior to the date on which her shareholder proposal is being submitted.

If you have any further questions, please do not hesitate to contact me.

Very truly yours,



Jodi Rapaport
Vice President
Complex Service Manager
301-556-2311 – phone
301-948-9578 – fax



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS

501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
Info@peta.org

2898 ROWENA AVE., #103
LOS ANGELES, CA 90039
323-644-PETA
323-644-2753 (FAX)

PETA.ORG

October 28, 2010

Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Re: Shareholder Resolution for Inclusion in the 2011 Proxy Materials

Dear Mr. Denniston:

Attached to this letter is a Shareholder Proposal sponsored by Julia Randall and submitted for inclusion in the proxy materials for the 2011 annual meeting. Also enclosed is a letter from Ms. Randall designating me as her authorized representative, along with her broker's letter certifying to ownership of stock.

If you need any further information, please do not hesitate to contact me. I can be reached at Susan L. Hall, c/o Stephanie Corrigan, 2898 Rowena Ave. Suite 103, Los Angeles, CA 90039, by telephone at (202) 641-0999, or by e-mail at SHall3450@gmail.com.

Very truly yours,



Susan L. Hall
Counsel

Enclosures
SLH/pc



AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

TRANSPARENCY IN ANIMAL RESEARCH

RESOLVED, to promote transparency and minimize the use of animals, the Board is requested to issue an annual report to shareholders disclosing the number and species of all animals used in-house and at contract research laboratories; the number and species used for explicitly required tests; the number and species used in basic research and development; and the Company's plans to reduce and phase out animal testing wherever possible.

Supporting Statement:

Our Company has posted on its website *Renewing Responsibilities*[1] -- a detailed account of General Electric's accomplishments aimed at protecting the environment and indigenous peoples. However, *Renewing Responsibilities* contains no information concerning the Company's accomplishments in the reduction and replacement of animals used for research and regulatory testing even though our Company acknowledges that such testing involves animal suffering.[2] Multi-national companies such as Shell[3] and Novo Nordisk[4] disclose animal use numbers and publicize their efforts to incorporate replacement methods.

GE Healthcare and GE's subsidiary Amersham develop medical products for humans and have a responsibility to use the most scientifically rigorous, human-relevant methods available. Animals used in laboratory experiments experience pain, fear and stress. They spend their lives in unnatural settings – caged and deprived of companionship – and subjected to painful experiments. Undercover investigations have exposed atrocities even in accredited institutions and filmed footage shows animals being beaten and otherwise tormented and abused.[5]

Our Company has an ethical and fiscal obligation to ensure that a minimum number of animals are used and that the best science possible is employed in the development of products. Given the fact that 92% of drugs deemed safe and effective when tested in animals fail when tested in humans and that, of the remaining 8%, half are later relabeled or withdrawn due to unanticipated, severe adverse effects, there is a clear scientific imperative for improving how our Company's products are tested.[6]

In amending *Renewing Responsibilities* to address animal testing, our Company should consider the recent report published by the National Academies' National Research Council.

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[1] http://www.ge.com/citizenship/reporting/index.jsp
[2] http://www.ge.com/citizenship/our-priorities/our-products-services/product-services-issues/
[3] http://www.shell.com/home/content/environment_society/environment/product_stewardship/animal_testing
[4] http://www.novonordisk.com/science/bioethics/animal_ethics.asp
[5] No undercover investigation has been undertaken at a GE facility though recent atrocities uncovered in a contract testing laboratory can be viewed at http://origin.www.peta.org/tv/videos/animal-experimentation/599609536001.aspx.
GE's animal welfare policy is referenced in footnote 2. Although GE's policy extols the virtues of the 3Rs, there is no transparency in terms of measuring its success.
[6] FDA Commissioner: http://www.fda.gov/NewsEvents/Speeches/ucm053539.htm

That report states that recent scientific advances can "transform toxicity testing from a system based on whole-animal testing to one founded primarily on *in vitro* methods."[7] These approaches will improve efficiency with cost cutting, increased speed, greater predictivity to humans, and reduced animal use and suffering.

Given the above, our Company should concretely outline the implementation of alternatives that will safely and effectively address human health risks. We urge shareholders to vote in favor of this socially and ethically important public policy proposal.

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[7] *Toxicity Testing in the 21st Century: A Vision and a Strategy* (NRC 2007)